AH 3/16/2004

SEC MAIL PROCESSING SECTION
FEB 27 2004
WASH. D.C. 181

SECUR 04003044 OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedman, Luzzatto & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 N. St. Paul Street, Suite 800
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

3.18.2004 AH

OATH OR AFFIRMATION

I, Laura L. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Luzzatto & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura L. Friedman
Signature

EXECUTIVE VICE PRESIDENT
Title

Dana Juergensen
Notary Public

DANA JUERGENSEN
MY COMMISSION EXPIRES
September 18, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FRIEDMAN, LUZZATTO & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

FRIEDMAN, LUZZATTO & CO.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 – 10
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital under Net Capital Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		16 – 17

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Friedman, Luzzatto & Co.

We have audited the accompanying statement of financial condition of Friedman, Luzzatto & Co., as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friedman, Luzzatto & Co. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 2, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 244,034
Clearing deposit	25,000
Prepaid expenses	130
Property and equipment, net of allowance for depreciation of $2,049	932
Deferred income tax benefit	24,708
Other assets	3,300
	$ 298,104

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 219
	219
Stockholders' equity:	
Preferred stock, Series A, 1,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding	10
Preferred stock, Series B, 233 shares authorized, $0.01 par value, 233 shares issued and outstanding	2
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	154,008
Retained earnings	142,865
Total stockholders' equity	297,885
	$ 298,104

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Income
For the Year Ended December 31, 2003

Revenues:	
Placement fee and advisory fee income	$ 218,202
Interest income	499
	218,701
Expenses:	
Direct transaction expense and fees	814
Salaries and commissions	78,759
Administrative expenses	75,000
Clearance paid to other brokers	6,708
Regulatory fees and expenses	1,000
Other operating expenses	15,849
	178,130
Net income (loss) before income taxes	40,571
Income tax expense	15,205
Net income (loss)	$ 25,366

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 12	$ 1,000	$ 154,008	$ 117,499	$ 272,519
Net income (loss)	--	--	--	25,366	25,366
Balance at December 31, 2003	$ 12	$ 1,000	$ 154,008	$ 142,865	$ 297,885

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at January 1, 2003	$ --
Increases	--
Decreases	--
Balance at December 31, 2003	$ --

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income (loss)	$ 25,366
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	372
(Increase) decrease in prepaid expenses	35
(Increase) decrease in deferred income tax benefit	12,607
(Increase) decrease in receivable from the Internal Revenue Service	64,556
Increase (decrease) in accounts payable	(911)
Increase (decrease) in payroll and payroll taxes	(2,466)
Net cash provided (used) by operating activities	99,559
Cash flows from investing activities:	
Proceeds from disposal of property	1,767
Net cash provided (used) by investing activities	1,767
Net increase (decrease) in cash and cash equivalents	101,326
Cash and cash equivalents at beginning of year	142,708
Cash and cash equivalents at end of year	$ 244,034

Supplemental Disclosures

Cash paid during the year for:	
Interest	$ --
Income taxes	$ 2,598

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

The common stock of Friedman, Luzzatto & Co. (the "Company") is owned 51% by women and 49% by Carlyle Capital Markets, Inc. ("Carlyle").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(i).

The Company provides municipal bond underwriting and financial advisory services to state and local governments nationwide, and placement services for municipal equipment lease issues.

During 2003, management of the Company made the decision to cease the solicitation of new business. The Company's revenue is derived only from contracts in place prior to that decision. During 2003, the Company's office was moved to the offices of its clearing broker-dealer.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. These differences are detailed in Note 6. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Note 2 - Related Party

Carlyle provides the Company with ancillary administrative services and office space. The Company paid $75,000 for rent and services during 2003.

During 2003, the Company earned placement and financial advisor fees of $218,202 from programs in which Carlyle acted as corporate lessor.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $264,092 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Preferred Stock

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid-in consideration of $10. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

The Series B Preferred Stock is on liquidation parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2003, $14,816 of cumulative dividends are in arrears on Series B Preferred Stock ($63.59 per share).

FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2003

Note 6 - Federal Income Taxes

The (provision) benefit for income tax was composed of the following:

Current:	
Federal	$ -0-
State	2,598
	2,598
Deferred:	
Federal	12,607
	$ 15,205

Reconciliation of net income at expected federal income tax rates to current income tax benefit is as follows:

Expected federal income tax expense	$ 12,607
State income tax expense	2,598
	$ 15,205

As of December 31, 2003, the Company had a net operating loss of $69,179 available to carry forward through 2022 resulting in an income tax benefit of $24,708.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Clearing Deposit

Under the Company's clearing agreement with its clearing broker-dealer, the Company is required to maintain a deposit of $25,000 with the clearing broker-dealer.

Note 9 - Concentrations of Credit Risk

The Company maintains cash balances in financial institutions in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2003

Schedule I

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 297,885
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		297,885
Deductions and/or charges		
Non-allowable assets:		
Other assets and prepaid expenses	$ 4,362	
Deferred income tax benefit	24,708	(29,070)
Net capital before haircuts on securities positions		268,815
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Money market mutual funds		(4,723)
Net capital		$ 264,092

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 219
Total aggregate indebtedness	$ 219

Schedule I (continued)

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 15
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 164,092
Excess net capital at 1000%	$ 264,070
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FRIEDMAN, LUZZATTO & CO.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Clearing broker and dealer: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Friedman, Luzzatto & Co.

In planning and performing our audit of the financial statements and supplemental information of Friedman, Luzzatto & Co. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 2, 2004